Exhibit 16

October 29, 2003

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Sandalwood Lodging Investment Corporation (the “Company”) and, under the date of March 21, 2003, we reported on the balance sheet of the Company as of December 31, 2002.

On October 23, 2003, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated October 29, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in Item 4(a)(i) that the dismissal was authorized by the Board of Directors and the Company’s statement in Item 4(a)(iii) that the decision to change accountants was approved by the Board of Directors. In addition, we are not in a position to agree or disagree with the Company’s statements made in Item 4(b).

Very truly yours,

/s/ KPMG LLP